March 17, 2005

Mr. Gary Todd
Reviewing Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Avnet, Inc. Form 10-K for the fiscal year ended July 3, 2004 filed September 8, 2004 Forms 8-K dated October 28, 2004 and January 27, 2005 File No. 001-04224

Dear Mr. Todd:

Attached please find our responses to the comments, dated February 10, 2005, of the staff of the Securities and Exchange Commission on the above referenced filings for Avnet, Inc. As requested, we have tried to be as detailed as necessary in each of our responses with supplemental information provided as requested and as necessary to help explain the nature of our disclosures. For the staff’s convenience, we have included the staff’s original comment prior to each of our responses. As requested, we have also included an attachment which displays a sample of our proposed prospective disclosure in response to the staff’s third comment.

We acknowledge that Avnet, Inc. is responsible for the adequacy and accuracy of the disclosure in our filings and that the staff’s comments, or changes to disclosure in response to the staff’s comments, do not foreclose the Commission from taking any action with respect to the filings reviewed by the staff. Furthermore, we acknowledge that Avnet, Inc. may not assert the staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If any of our responses require further explanation, please do not hesitate to contact me at (480) 643-7764. You may alternatively contact Michael Zilis, Corporate Controller, at (480) 643-7209, or Neil Taylor, Deputy General Counsel, at (480) 643-7101.

We look forward to working with you in completion of your review of the above referenced filings.

Very truly yours,

/s/ Raymond Sadowski

Raymond Sadowski
Senior Vice President,
Chief Financial Officer and
Principal Accounting Officer

Form 10-K for the year ended July 3, 2004

Liquidity and Capital Resources – Page 24

1.	We refer to your response to comment 5. Please revise future filings to provide your definition of free cash flow. Please also disclose there may be difficulties in comparing your measure to those provided by other companies because the calculations may differ. These disclosures should also be provided in Forms 8-K that include the non-GAAP measure of free cash flow.

We will modify all future filings that display free cash flow (Forms 10-K, 10-Q and 8-K) to include our definition of free cash flow and a statement as to the difficulty in comparing our free cash flow with free cash flow of other companies due to potential differences in the calculation from company to company.

2.	As a related matter, the table on page 24 begins with a non-GAAP measure of net income adjusted for “non-cash and other reconciling items.” In future filings either revise the table to eliminate the use of the adjusted measure of net income or expand to fully comply with the requirements of Item 10(e) to Regulation S-K.

In future filings, the table will begin with net income (loss) in the same manner as the consolidated statement of cash flows. For the two primary groupings of items that are added to (deducted from) net income (loss) to arrive at cash flows from operations, we will also include footnotes to the table explaining the composition of those amounts. Lastly, we will enhance our explanation leading into the table of the reasons why we feel this component of our free cash flow analysis is also important to investors in accordance with Item 10(e) of Regulation S-K. We have included at Attachment I an example of how this disclosure will look in future filings using our recent second fiscal quarter Form 10-Q filing as a basis.

Form 8-K dated October 28, 2004 and January 27, 2005

3.	We refer to your response to Comment 22. We do not believe that the presentation of a non-GAAP statement of operations is appropriate unless all disclosures required by Item 10(e)(1)(i) of Regulation S-K are included for each separate non-GAAP measure. Please delete this presentation from all future Forms 8-K.

As indicated in our previous comment, if you continue to present non-GAAP information, Item 2.02 of Form 8-K requires that disclosures “furnished” include information that complies with the disclosure requirements of Item 10(e)(1)(i) of Regulation S-K. Accordingly, in addition to the reconciliation for each non-GAAP measure, you must also provide statements disclosing the reasons why management believes presentation of the individual non-GAAP measures provide useful information to investors regarding your financial condition and results of operations. Those disclosures should be specific and substantive to each individual measure. Please confirm that you will revise your Forms 8-K in future periods to provide all of the disclosures required by Item 10(e)(1)(i) for each non-GAAP measure presented. Provide us with a full sample of your proposed disclosure.

In future filings, we will exclude the presentation of the full non-GAAP statement of operations from our press release and related Form 8-K. Instead, we will provide individual reconciliations of operating income, net income (loss) and diluted earnings (loss) per share, which are the measures that management feels are important to analyze adjusted for certain items, in the section on “Non-GAAP Financial Information.” This section will also contain appropriate disclosure as to why management feels the non-GAAP measures are important to investors. Because the non-GAAP measures of adjusted net income (loss) and diluted earnings (loss) per share are essentially measures of the same net profitability performance, we have combined this explanation for these two measures into one discussion in the non-GAAP disclosure, rather than repeating the same disclosure two times.

As requested, at Attachment II we have included the pertinent sections of our press release and Form 8-K filed January 27, 2005 as it would be amended for this new approach to be applied in future filings.

ATTACHMENT I

Cash Flow

     The following table summarizes the Company’s cash flow activity for the quarters and six months ended January 1, 2005 and January 3, 2004, including the Company’s computation of free cash flow and a reconciliation of this metric to the nearest GAAP measures of net income (loss) and net cash flow from operations. Management’s computation of free cash flow consists of net cash flow from operations plus cash flows generated from or used for purchases and sales of property, plant and equipment, acquisitions of operations, effects of exchange rates on cash and cash equivalents and other financing activities. Management believes that the non-GAAP metric of free cash flow is a useful measure to help management and investors better assess and understand the Company’s operating performance and sources and uses of cash. Management also believes the analysis of free cash flow assists in identifying underlying trends in the business. Computations of free cash flow may differ from company to company. Therefore, the analysis of free cash flow should be used as a complement to, and in conjunction with, the Company’s consolidated statements of cash flows presented in the accompanying financial statements.

     Management also analyzes cash flow from operations based upon its three primary components noted in the table below: net income (loss), non-cash and other reconciling items and cash flow generated from working capital. Similar to free cash flow, management believes that this breakout is an important measure to help management and investors to understand the trends in the Company’s cash flows, including the impact of management’s focus on asset utilization and efficiency through reductions in the net balance of receivables, inventories and accounts payable.

	Second Quarters Ended		Six Months Ended
	January 1,	January 3,	January 1,	January 3,
	2005	2004	2005	2004
	(Thousands)
Net income (loss)	$43,510	$8,935	$79,841	$(2,424)
Non-cash and other reconciling items (1)	56,288	46,265	90,169	88,363
Cash flow generated from working capital (excluding cash and cash equivalents) (2)	145,222	36,044	67,767	62,365

Net cash flow from operations	245,020	91,244	237,777	148,304
Cash flow generated from (used for):
Purchase of property, plant and equipment	(9,494)	(7,166)	(15,740)	(14,923)
Cash proceeds from sales of property, plant and equipment	6,338	254	6,797	1,306
Acquisition of operations, net	(60)	—	(1,105)	(1,448)
Effect of exchange rates on cash and cash equivalents	12,602	9,895	15,767	13,042
Other, net financing activities	335	5,744	184	6,497

Net free cash flow	254,741	99,971	243,680	152,778

Proceeds from (repayment of) debt, net	31,816	(31,590)	(9,324)	(68,796)

Net increase in cash and cash equivalents	$286,557	$68,381	$234,356	$83,982

(1)	Non-cash and other reconciling items are the combination of depreciation and amortization, deferred taxes, non-cash restructuring and other charges and other, net in cash flow from operations.

(2)	Cash flow generated from working capital is the combination of the changes in the Company’s working capital and other balance sheet accounts in cash flow from operations (receivables, inventories, accounts payable and accrued expenses and other, net).

ATTACHMENT II

Non-GAAP Financial Information

In addition to disclosing financial results that are determined in accordance with generally accepted accounting principles (“GAAP”), the Company also discloses certain non-GAAP financial information including adjusted operating income, adjusted net income (loss) and adjusted diluted earnings (loss) per share. The non-GAAP financial information is used to reflect the Company’s results of operations excluding certain items that have arisen from restructuring activities in the periods presented.

Management believes operating income adjusted for restructuring charges is useful to investors to assess and understand operating performance, especially when comparing results with previous periods or forecasting performance for future periods, primarily because management views the excluded items to be outside of Avnet’s normal operating results. Management analyzes operating income without the impact of restructuring costs as an indicator of on-going operating margin performance and underlying trends in the business. Management also uses this non-GAAP measure to establish operational goals and, in some cases, for measuring performance for compensation purposes.

Management similarly believes net income and diluted earnings per share adjusted for the after-tax impact of restructuring costs is useful to investors because it provides a measure of the Company’s net profitability on a more comparable basis to historical periods and provides a more meaningful basis for forecasting future performance. Additionally, because of management’s focus on generating shareholder value, of which net profitability is a primary driver, management believes net income (loss) and diluted EPS excluding the after-tax impact of restructuring charges provides an important measure of the Company’s net results of operations for the investing public.

However, analysis of results and outlook on a non-GAAP basis should be used as a complement to, and in conjunction with, data presented in accordance with GAAP.

For the periods presented in this release, restructuring charges only impacted the prior fiscal year periods. Reconciliations of the Company’s reported results to the results adjusted for these items are included in the following table (in thousands, except for per share data) along with comparable data for the current fiscal year periods:

	Second Quarters Ended		First Halves Ended
	January 1, 2005	January 3, 2004	January 1, 2005	January 3, 2004
Operating Income
As reported	$83,978	$34,224	$157,049	$42,617
Restructuring charges	—	23,465	—	55,618

As adjusted	$83,978	$57,689	$157,049	$98,235

Net Income (Loss)
As reported	$43,510	$8,935	$79,841	$(2,424)
Restructuring charges, net of tax	—	16,351	—	38,537

As adjusted	$43,510	$25,286	$79,841	$36,113

Diluted EPS
As reported	$0.36	$0.07	$0.66	$(0.02)
Restructuring charges, net of tax	—	0.14	—	0.32

As adjusted	$0.36	$0.21	$0.66	$0.30

ATTACHMENT II

AVNET, INC.
(MILLIONS EXCEPT PER SHARE DATA)

	SECOND QUARTERS ENDED
	JANUARY 1,	JANUARY 3,
	2005	2004 (1)
Sales	$2,883.2	$2,554.5

Income before income taxes	62.8	12.9

Net income	43.5	8.9

Net income per share:
Basic	$0.36	$0.07
Diluted	$0.36	$0.07

	FIRST HALVES ENDED
	JANUARY 1,	JANUARY 3,
	2005 (2)	2004 (1)(2)
Sales	$5,483.2	$4,962.1

Income (loss) before income taxes	115.3	(3.5)

Net income (loss)	79.8	(2.4)

Net income (loss) per share:
Basic	$0.66	($0.02)
Diluted	$0.66	($0.02)

(1)	The results for the second quarter and first half of fiscal 2004 shown above include the impact of restructuring charges recorded primarily in connection with cost cutting initiatives and the combination of the Computer Marketing and Applied Computing operating groups into one operating group called Avnet Technology Solutions. These charges included severance costs, charges for consolidation of certain owned and leased facilities, write-offs of certain capitalized IT-related initiatives and the impairment of certain owned assets in the Company’s European operations. For the second quarter of fiscal 2004, these restructuring charges amounted to $23.5 million pre-tax, $16.4 million after-tax and $0.14 per diluted share. For the first half of fiscal 2004, these restructuring charges amounted to $55.6 million pre-tax, $38.5 million after-tax and $0.32 per diluted share. See Non-GAAP Financial Information included herein for further disclosure of the impact of these restructuring charges.

(2)	Due to Avnet’s fiscal calendar, the first half ended January 1, 2005 contained 26 weeks while the first half ended January 3, 2004 contained 27 weeks.

ATTACHMENT II

AVNET, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(THOUSANDS EXCEPT PER SHARE DATA)

	SECOND QUARTERS ENDED		FIRST HALVES ENDED
	JANUARY 1,	JANUARY 3,	JANUARY 1,	JANUARY 3,
	2005	2004 (1)	2005 (2)	2004 (1) (2)
Sales	$2,883,155	$2,554,460	$5,483,156	$4,962,110
Cost of sales	2,509,275	2,225,301	4,759,666	4,323,854

Gross profit	373,880	329,159	723,490	638,256

Selling, general and administrative expenses	289,902	271,470	566,441	540,021
Restructuring charges (1)	—	23,465	—	55,618

Operating income	83,978	34,224	157,049	42,617
Other income, net	113	1,935	386	4,237
Interest expense	(21,254)	(23,209)	(42,125)	(50,367)

Income before income taxes	62,837	12,950	115,310	(3,513)

Income tax provision	19,327	4,015	35,469	(1,089)

Net income	$43,510	$8,935	$79,841	($2,424)

Net earnings per share:
Basic	$0.36	$0.07	$0.66	($0.02)

Diluted	$0.36	$0.07	$0.66	($0.02)

Shares used to compute earnings per share:
Basic	120,555	119,909	120,539	119,753

Diluted	121,426	120,898	121,353	119,753

(1)	The results for the second quarter and first half of fiscal 2004 shown above include the impact of restructuring charges recorded primarily in connection with cost cutting initiatives and the combination of the Computer Marketing and Applied Computing operating groups into one operating group called Avnet Technology Solutions. These charges included severance costs, charges for consolidation of certain owned and leased facilities, write-offs of certain capitalized IT-related initiatives and the impairment of certain owned assets in the Company’s European operations. For the second quarter of fiscal 2004, these restructuring charges amounted to $23.5 million pre-tax, $16.4 million after-tax and $0.14 per diluted share. For the first half of fiscal 2004, these restructuring charges amounted to $55.6 million pre-tax, $38.5 million after-tax and $0.32 per diluted share. See Non-GAAP Financial Information included herein for further disclosure of the impact of these restructuring charges.

(2)	Due to Avnet’s fiscal calendar, the first half ended January 1, 2005 contained 26 weeks while the first half ended January 3, 2004 contained 27 weeks.